RECEIVED
2006 DEC 12 A 10:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

8th December, 2006

Exemption No 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

06019092

SUPPL

Dear Sir,

Sub : **Postal Ballot Notice**

Pursuant to sub-clause (b) of Clause 31 of the Listing Agreement with the Indian Stock Exchanges, we forward herewith three copies of Notice published in *Free Press Journal* in English and *Navshakti* in Marathi both published from Mumbai on 8th December, 2006 in terms of Section 192A of the Companies Act, 1956 informing dispatch of Postal Ballot Notices and intimation of cut off date for submission of Postal Ballot Forms.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

RECEIVED

2006 DEC 12 A 10:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE FREE PRESS JOURNAL ■ Mumbai ■ Friday, December 8, 2006

Reliance Energy Limited

Regd. Office
Reliance Energy Centre, 3rd Floor, Santa Cruz (E), Mumbai 400 055.

notice

It is hereby informed that the Company has dispatched the Notice along with the Explanatory Statement and Postal Ballot Forms, to all the Members of the Company for passing of Resolutions by Postal Ballot as detailed in the said Notice, pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

Duly completed Postal Ballot Forms should be sent to Shri Anil Lohia, the scrutinizer at Karvy Computershare Private Limited, Unit :- Reliance Energy Limited, Plot No. 17-24, Vittal Rao Nagar, Madhapur, Hyderabad 500 081, not later than the close of working hours on Saturday, **6th January, 2007**. Postal Ballot Forms received after this date will be strictly treated as if reply from the said Members has not been received and the same will not be considered.

By Order of the Board of Directors

Place: Mumbai
Date: 7th December, 2006

Ramesh Shenoy
Company Secretary

RELIANCE Energy
Anil Dhirubhai Ambani Group

THE FREE PRESS JOURNAL ■ Mumbai ■ Friday December 8, 2006

Reliance Energy Limited

Regd. Office
Reliance Energy Centre, 3rd Floor, Santa Cruz (E), Mumbai 400 055

notice

It is hereby informed that the Company has dispatched the Notice along with the Explanatory Statement and Postal Ballot Forms, to all the Members of the Company for passing of Resolutions by Postal Ballot as detailed in the said Notice, pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

Duly completed Postal Ballot Forms should be sent to Shri Anil Lohia, the scrutinizer at Karvy Computershare Private Limited, Unit :- Reliance Energy Limited, Plot No. 17-24, Vittal Rao Nagar, Madhapur, Hyderabad 500 081, not later than the close of working hours on Saturday, **6th January, 2007**. Postal Ballot Forms received after this date will be strictly treated as if reply from the said Members has not been received and the same will not be considered.

By Order of the Board of Directors

Place: Mumbai
Date: 7th December, 2006

Ramesh Shenoy
Company Secretary

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited

Regd. Office

Reliance Energy Centre, 3rd Floor, Santa Cruz (E), Mumbai 400 055.

notice

It is hereby informed that the Company has dispatched the Notice along with the Explanatory Statement and Postal Ballot Forms, to all the Members of the Company for passing of Resolutions by Postal Ballot as detailed in the said Notice, pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

Duly completed Postal Ballot Forms should be sent to Shri Anil Lohia, the scrutinizer at Karvy Computershare Private Limited, Unit :- Reliance Energy Limited, Plot No. 17-24, Vittal Rao Nagar, Madhapur, Hyderabad 500 081, not later than the close of working hours on Saturday, **6th January, 2007**. Postal Ballot Forms received after this date will be strictly treated as if reply from the said Members has not been received and the same will not be considered.

By Order of the Board of Directors

Place: Mumbai
Date: 7th December, 2006

Ramesh Shenoy
Company Secretary

RELIANCE Energy
Anil Dhirubhai Ambani Group